Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in millions)
Net income (loss) before income tax (expense) benefit and cumulative effect of changes in accounting principles	$9,274	$11,002	$25,363	$9,445	$(5,666)
Add:
Total interest expense	51,916	54,916	55,779	66,502	79,988
Interest factor in rental expenses	2	5	4	4	4
Earnings (loss), as adjusted	$61,192	$65,923	$81,146	$75,951	$74,326
Fixed charges:
Total interest expense	$51,916	$54,916	$55,779	$66,502	$79,988
Interest factor in rental expenses	2	5	4	4	4
Total fixed charges	$51,918	$54,921	$55,783	$66,506	$79,992
Senior preferred stock and preferred stock dividends(1)	5,510	19,610	47,591	7,229	6,498
Total fixed charges including preferred stock dividends	$57,428	$74,531	$103,374	$73,735	$86,490
Ratio of earnings to fixed charges(2)	1.18	1.20	1.45	1.14	—
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.07	—	—	1.03	—

(1)
Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(2)
Ratio of earnings to fixed charges is computed by dividing earnings (loss), as adjusted by total fixed charges. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $5.7 billion for the year ended December 31, 2011, respectively.

(3)
Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $8.6 billion, $22.2 billion, and $12.2 billion for the years ended December 31, 2014, 2013, and 2011, respectively.